As filed with the Securities and Exchange Commission on July 7, 2006
                                                  Registration File No.000-16974

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10SB/A
                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g)
                     of The Securities Exchange Act of 1934

                                 Millennia, Inc.
                         (name of Small Business Issuer)

             Nevada                                              59-2158586
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

2591 Dallas Parkway, Suite 102 Frisco, TX                          75034
(Address of registrant's principal executive offices)            (Zip Code)

                                 (972) 963-0000
                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act
                                       None.

        Securities to be registered pursuant to Section 12(g) of the Act
                         Common Stock, $0.001 par value

                                TABLE OF CONTENTS

                                                                            Page

PART II........................................................................2
   Item 1.  Description of Business............................................8
   Item 2.  Management's Discussion and Analysis or Plan of Operation..........9
   Item 3.  Description of Property...........................................10
   Item 4.  Security Ownership of Certain Beneficial Owners and Management....10
   Item 5.  Directors, Executive Officers, Promoters and Control Persons......10
   Item 6.  Executive Compensation............................................11
   Item 7.  Certain Relationships and Related Transactions....................11
   Item 8.  Description of Securities.........................................12
PART II.......................................................................14
   Item 1.  Market Price of and Dividends on the Registrant's Common Equity
            and Other Shareholder Matters.....................................14
   Item 2.  Legal Proceedings.................................................14
   Item 3.  Changes in and Disagreement with Accountants......................14
   Item 4.  Recent Sales of Unregistered Securities...........................14
   Item 5.  Indemnification of Directors and Officers.........................14
PART III......................................................................17
   Item 1.  Index to Exhibits.................................................17


Introductory Note

This Registration Statement on Form 10-SB contains "forward-looking statements". These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Any forward looking statements are not at this time subject to the Safe Harbor from liability provided by the Private Securities Litigation Reform Act of 1995.

Unless otherwise noted, the terms "Millennia," the "Company," "we," "us," and "our" refer to past and ongoing business operations of Millennia, Inc.

Certain industry data disclosed in this report have been obtained from industry and government publications, as indicated.

PART I

Item 1.  Description of Business.

The Company was incorporated in the State of Florida in 1982 under the name of S.O.I. Industries, Inc. and changed its state of incorporation to the State of Delaware in 1987. On December 10, 1996 the Company changed its name to Millennia, Inc. In February 2005 the Company changed its state of incorporation to the State of Nevada.

Since its inception the Company has been a diversified management company engaged, through its affiliates and subsidiaries. in various businesses. The Company's primary business has been to acquire and operate business operations through affiliates and subsidiaries and to provide management expertise to the affiliates and subsidiaries. Consequently, the Company has never had any operations of its own that were not part of one of its affiliates and/or subsidiaries.

Until 1998 the Company's common stock was listed on the American Stock Exchange. In the same year, its common stock was delisted from the Exchange, and subsequently in November 1998 the Company filed a Form 15 with the Securities and Exchange Commission, terminating its Registration and duty to file Reports with the Commission. Accordingly the Company became a non-reporting company, with its common shares being traded in the OTC Pink Sheets under the symbol "MENA".

Until January 2005, the Company had no business operations. In January 2005 it acquired 100% of the common stock of Thoroughbreds, Inc., ("Thoroughbreds"), which became a wholly owned subsidiary of the Company and recommenced operations.

In reactivating the Company, management sought a business that it was highly familiar with and did not have to rely on the expertise of others and also which presented an opportunity to increase shareholder value if successful. Kevin B. Halter and Pam Halter have been involved in the thoroughbred industry for over 25 years.

In the event that we are unable to accomplish our goals and have to cease operations of the Company, we have no other plans than to become once again a dormant corporation. However, under our plans, management has agreed to fund our business plans through calendar year 2007.

Thoroughbreds, Inc. was incorporated in the Sate of Nevada in March 2000 and commenced operations in 2003. Thoroughbreds business initially was to buy and sell thoroughbred horses of every age from broodmares, weanlings, yearlings, to horses of racing age. Thoroughbreds did not engage in any racing activities.

Thoroughbreds changed its business plan in 2005 to concentrate on actual racing activities in addition to buying and selling horses through auctions.

The thoroughbred business is a capital intensive operation by virtue of the investment in livestock.

Thoroughbreds' primary business is to develop young horses that may have the potential of becoming outstanding race horses and thus increase in value in addition to the purse revenues they generate. The increase in the value of a horse occurs when it gains success in the races it enters. Such value is manifested in the price for which it can be sold and in the revenue it can produce as a broodmare or as a stallion. Young, unraced or lightly raced horses create an interesting business opportunity, since no one really knows their true potential until they start their career at the track. Some horses develop earlier than others, and some do not show their best potential until they mature. Accordingly, not until they actually start racing does one know their true talent and true potential. Horses with excellent pedigree will always have a value whether they race or not as they can always be used as broodmares or studs. Defining "excellent pedigree" implies that the bloodline of a horse shows that the parentage is from successful race horses with equally good bloodlines.

To accomplish our goals, we buy weanlings, yearlings and two year olds at auctions or privately, and also raise our own horses that are born from broodmares we own.

All thoroughbred horses have common birthdays on January 1, regardless when they are born. Thoroughbred horses are bred to be born anywhere from January to June. So if a horse is born in June, it is considered a late foal. If it is born in

January, it is considered an early foal. An early foal is preferred over a late foal, since a horse born in June will officially be one year old on January 1, when in reality it is only six months old. Horses are called weanlings until they reach the age of one, yearlings until they reach the age of two.

In 2005 we owned a total of 38 thoroughbred horses. Of these 7 were broodmares, 17 were horses of racing age and racing at various race tracks in the United States. We also owned 8 yearlings and 6 weanlings.

In order to streamline our operations, during 2005 we sold seven of our broodmares for $32,000. The broodmares we sold had previously given birth to offsprings during the time we owned them. We kept one broodmare that is currently in foal. Additionally we either sold or in some instances gave away those horses that we concluded would not fit into our plans. The upkeep of horses is expensive. Thus it is cheaper to dispose (even at a loss) of those horses that do not produce sufficient purse revenues or have an upside potential in value.

The value of horses increases or decreases based upon their performance at the track, their pedigree and their upside potential. The business plan of Thoroughbreds is to own at approximately 10 two year olds each year who will start their racing career with us and hopefully turn out to be top performers and money winners. We concentrate on acquiring horses with good pedigrees, whose sires and dams were accomplished horses. Like all owners, we strive to have horses good enough to compete in the upper level of the racing world, in races such as the Kentucky Derby, Belmont, and the Preakness, in addition to the Breeders' Cup races. If a horse can come in first, second, or third in any one of these races, its value increases dramatically. If it is a colt, after its racing career is over he can become a highly demand sire and generate substantial income. If it is a filly, then her value as a broodmare could increase significantly. Theoretically, any horse can enter any of the major races if they pay the nomination fee; however in practice, only those horses that have won stakes races usually compete. Also, if more horses are entered than the number that is allowed to race in a particular race, they will be ranked by their accumulated earnings and the highest earners will make it into the race. Since our two year old horses will not commence their racing careers until this summer or fall, it is too early to tell whether we may have any serious contenders for any of the major races. In order to compete in the Breeders' Cup races, a horse has to be nominated by October 15 of their yearling year and the $500 nomination fee paid. All of our two year olds have been nominated and are eligible for the Breeders' Cup races. In order to participate in the Tripple Crown races (Kentucky Derby, Preakness, Belmont) a horse has to be nominated in January of the year the event is held, and a nomination fee of $600 per horse has also to be paid.

Thus the primary goal of Thoroughbreds is that from the approximately 10 two year olds we hope to start each year, one or more will turn into high caliber stakes horses, three or more into allowance quality horses and for those horses that do not measure up to our hopes, we will run in claiming races in the hopes that someone will claim (buy) them from us.

Thoroughbred horse racing is sanctioned and regulated by state governments. Currently it is legalized in 32 states. As licensed owners, we are allowed to race our horses in any jurisdiction. We currently race our horses at various tracks in the states of Texas, Florida, West Virginia and Ohio. In August we plan to start racing in Oklahoma also. Our decision as to where to race some of our horses are based on many different factors, which include the location of a trainer, the quality of competion at various tracks, the purse structure of various tracks, the duration of the meet, geographic consideration etc.

For example, based upon our evaluation, the best two year old prospect we currently have is Thank You America. The horse is currently finishing training in Florida at CloverLeaf Farms and should be ready to be shipped to a trainer towards the end of July. It is our intent to send him to Todd Pletcher, currently the number one trainer in the United States. Accordingly Thank You America will probably make his debut at Saratoga in upstate New York and then continue to race at Belmont in NY.

The best known race tracks in the United States and who also have the highest daily purses are Oak Lawn Park (Arkansas) Del Mar, Hollywood Park, Santa Anita (California) Gulfstream Park (Florida), Arlington Park (Illinois), Churchill Downs (Kentucky), Fair Grounds (Louisiana), Pimlico (Maryland), Meadowlands, Monmouth Park (New Jersey), Aqueduct, Belmont Park, Saratoga (New York), Lone Star Park (Texas). The higher the daily purse distribution structure, the better quality of horses that run at such tracks. Accordingly it is sometimes better to run at a smaller track where the quality of horses and competition will be lesser than at major tracks, but the chances of winning are greater. The old adage, "it is better to be a big fish in a small pond than a small fish in a big pond" certainly applies to horse racing. The key to the decision as to where to send our horses (which trainer and which track) entails year after year the evaluation of the caliber of horses we have. Well known trainers such as Todd Pletcher will usually only accept horses to train that seem to have major potential.

During 2006 our horses have raced at the following track:

Tampa Bay Downs, Tampa, Florida - This track is known for the invasion of horses from the Eastern part of the United States during the winter months. The daily purse distribution is approximately $150,000. This track is considered a mid-range track as far as quality of horses are concerned with a better than average purse structure.

Gulfstream Park, Hallandale, Floirda (near Miami)- The winter haven for horses from the Easter parts of the United States. The daily purse distribution is approximately $300,000. Gulfstream is one of the elite tracks in the United States with a great purse structure.

Mountaineer   Park,   Chester,   West   Virginia  -  daily  purse   distribution
approximately $150,000. This track is considered a mid-range track as far as the quality of horses are concerned with a better than average purse structure.

Thistledown, Cleveland, Ohio - daily purse distribution approximately $63,000. This track caters to low level horses with a low daily purse distribution.

Lone Star Park, Grand Prairie, Texas (near Dallas) - daily purse distribution approximately $215,000. This track attracts medium to quality horses and has a good purse structure.

After the meet closes at Lone Star Park in Texas, the majority of our horses will be sent to Remington Park in Oklahoma City, Oklahoma where the expected purse distribution will be in excess of $200,000. This track attracts most of the horses and horsemen who race at Lone Star Park in Texas.

After the meet closes at Remington Park in Oklahoma, we plan to send some of our horses to Sam Houston Race Track in Houston, Texas, one of the safest tracks for horses in the United States. The caliber of horses will be lesser than those at Lone Star and Remington Park, with a daily purse structure of approximately $100,000.

There are different types of races. Stakes races are intended to attract the best horses; they usually carry higher purses. Allowance races are best regarded as a non-claiming event (horses that are not for sale) intended for horses not yet ready for stakes competition. Claiming races, which represent approximately 70% of all races, are intended for horses that are for sale at a specified claiming price. Claiming prices are used to guarantee the quality of the competition will be relatively even. Maiden races are for horses that have never won a race. Thus all horses usually start in a maiden race the first time out.

With the exception of Maiden races which is reserved for horses that have never won a race, we can enter our horses into any race where they meet the conditions described for the race. Races are written either without conditions or with conditions. As an example, there are races for horses who have not won 2 races, not won 3 races, not won 4 races, have not won a race during a calendar year etc. It is to our advantage to race horses under specific "conditions" where they can compete with other horses with similar "conditions". Once a horse has exhausted all of its "conditions", he or she will have to run in "open" races. An "open" race has no conditions other than possible the age of the horses. Fillies can enter and run against male horses, but male horses cannot enter filly/mare races. Accordingly we chose races into which we enter our horses based upon what we feel will give our horses the best chance to win. Some horses like turf racing, some don't. Some do well on a sloppy track, some don't. Some horses prefer going route races (mile or over), some prefer shorter distances.

As of July 3, 2006 we own the following horses (please note that "homebred" refers to horses that were bred to our own mares):

Note: "colts" are males, "fillies" are females.

Note: "OBS sale in Florida" refers to the Ocala Breeders' Sales Company located in Ocala, Florida, which we believe is one of the prime thoroughbred horse auctioneering companies in the world.

The following yearlings are all homebred:

Unnamed yearling colt -  dam:  Quon; sire Volponi
Unnamed yearling filly - dam: Ms. Protocol; sire: Volponi
Unnamed yearling filly - dam: Expect Anna; sire: Volponi
Unnamed yearling filly - dam: Que Cherie; sire: Volponi
Unnamed yearling filly - dam: Fenter Given; sire: Impeachment
Unnamed yearling colt -  dam:  Mara Queen: sire: Volponi
Unnamed weanling filly - dam: Vogue Covergirl; sire Repent (born May 16, 2006)

The following are the earning records of the sires, who have sired our weanling, yearlings and two year olds:

Albert the Great - $3,012,490
Cherokee Run - $1,531,818
Golden Missile - $2,194,510

Graeme Hall - $1,147,441
Honor and Glory - $1,202,942
Impeachment - $350,450
Repent - $1,255,660
Silver Deputy - $41,820
Straight Man - $333,304
Trippi - $666,220
Volponi - $3,187,232

The following are our horses that we currently own and are racing at various tracks.

Airizon - 4 year old filly - 12 starts - 2 wins, 2 seconds, 2 thirds - total earnings $50,705 Sire: Boston Harbor - Dam: Airistar We paid $155,000 for her at the OBS sale in Florida, being the highest priced horse we have bought to date. She has placed 3rd in a Stakes race, giving her a black type for pedigree purposes; A "black type" is given to a horse when the horse finishes first, second or third in a stakes race. This "black type" is reflected in the catalog pages at horse auctions by showing the horse's name in bold black type. This is significant for a female horse because it increases her value as a broodmare when her racing days are over.In December 2005 she had a knee operation removing chips in both of her knees. The operation was successful and she is currently back in training at Lone Star Park near Dallas, TX.

Our Shadow - 4 year old colt - 30 stars, 4 wins, 3 seconds, 3 thirds - total earnings $28,406 Sire: Tomorrows Cat - Dam Majestic Memories currently racing in Ohio.

Precocious One - 4 year old filly - 25 starts, 3 wins, 2 seconds, 5 thirds - total earnings $32,786 Sire: Precocity - Dam: Lively Holiday currently recovering from removal of chips in her knee. She will resume her racing career in early fall of this year.

Sheerdoublebliss - 3 year old filly - 19 starts, 3 wins, 0 seconds, 2 thirds - total earnings $19,506 Sire: Artax - Dam: Iced Cappucino She is currently racing in Ohio

Andherecomesdaisy - 3 year old filly - 7 starts, 0 wins, 2 seconds, 2 thirds - total earnings $7,840 Sire: Halo's Image - Dam: Society Belle currently recovering from removal of chips in her knee.

Babaganush - 4 year old filly - 20 starts, 4 wins, 1 second, 5 thirds - total earnings $192,896 Sire: Capture the Gold - Dam: Sarami has won 4 races and has earned $192,546. She is currently at Lone Star Park near Dallas Texas.

Little River Bank - 4 year old colt - 26 starts, 4 wins, 2 seconds, 3 thirds - total earnings $51,188 Sire: Littlebitlively - Dam: River Bank Kid He is currently racing at Lone Star Park near Dallas, Texas.

Mahaley Mae - 4 year old filly - 19 starts, 4 wins, 1 second, 3 thirds - total earnings $36,898 Sire: Wild Colony - Dam: Maedonne She is currently racing at Lone Star Park near Dallas, Texas

Hunterpunter - 2 year old colt - 1 start, 0 wins, 0 second, 0 third - total earnings $0 Sire: Albert the Great - Dam: Expect Anna (home bred) He made is first lifetime start at Lone Star Park near Dallas, Texas on June 18, 2006

Smittenbyakitten - 2 year old filly - has not yet started. Is training in Florida. Sire: Albert the Great - Dam: Si Si My Love (home bred)

Pedalonthemetal  - 2 year old filly - has not yet started.  Is training in Ohio.
Sire: Straight Man - Dam: Cielamour Purchased for $9,000 at the OBS sale in Florida.

Thank You America - 2 year old colt - has not yet started. Is training in Florida. Sire: Golden Missile - Dam: Mary Margaret Purchased for $80,000 at the OBS sale in Florida.

Dream America - 2 year old colt - 1 start, 0 wins, 0 seconds, 0 thirds, total earning $1,440 Sire: Graeme Hall - Dam: Dif a Dot Purchased for $37,000 at the OBS sale in Florida. He made his first lifetime start at Lone Star Park Near Dallas, TX on June 23, 2006.

Honor  America - 2 year old colt - Has not yet  started.  Is  training in Texas.
Sire: Honour and Glory - Dam: Late Sailing Purchased for $29,000 at the OBS sale in Florida.

Dream of Angels - 2 year old colt - 1 start, 0 wins, 1 second, 0 thirds, total earnings $4,800 Sire: Trippi - Dam: Burn Brightly He made his first lifetime start at Lone Star Park near Dallas, TX on June 23, 2006. Purchased for $65,000 at the OBS sale in Florida.

A Beautiful Dream - 2 year old filly - 1 start, 0 wins, 0 seconds, 0 thirds, total earning $0 Sire: Silver Deputy - Dam: Wheatly Special She made her first lifetime start at Lone Star Park near Dallas, TX on June 22, 2006. Purchased for $90,125 at the OBS sale in Florida.

Dream and Hope - 2 year old colt - has not yet  started.  Is  training in Texas.
Sire: Cherokee Run - Dam: Beg Borrow N Steal Purchased for $63,625 at the OBS sale in Florida

While thoroughbred horse racing has many upsides and affords unique opportunities, it has major negative aspects also. One of the biggest negatives in owning race horses is that on any given day, a horse can take a wrong step and may never race again. Horses can only be insured for mortality. One of our two year old horses that we purchased at the OBS sales in Florida last year, died suddenly in a freak accident at the farm, but her $22,000 purchase price was fully recovered through insurance proceeds. All of our horses are covered by insurance, which covers mortality only and does not cover lifesaving care.

On the upside there are many opportunities for substantial gains. As an example, a one year old horse (now named The Green Monkey) was purchased in July 2005 at the Fasig Tipton Kentucky horse sale by another breeder for $425,000 and resold at the Fasig Tipton Florida Sale in February 2006 for $16 million. The main reason for the substantial price increase was attributable not only to the horses pedigree but the fact that the horse had the fastest 1/8th of a mile work in preparation for the sale from the 308 horses that were being sold. As an other example, our President Kevin B. Halter claimed (purchased) a horse named Scatter Buy in September 1997 for $50,000 and resold said horse in November 1999 for $325,000. In addition, from the time of purchase until the time of sale, Scatter Buy earned $117,132 in purse revenue while racing in Florida for Mr. Halter. Another horse, Sheer Bliss was claimed (purchased) by Mr. Halter in May 2000 for $40,000 and resold that same year in November for $485,000. In addition from the time of purchase until the time of sale (six months), Sheer Bliss earned $90,412 in purse revenue while racing in Florida. The reason for the price increase in both of these horses can be directly attributable to their pedigree and race record which made them valuable broodmares for breeding purposes.

Buying and selling horses through auctions is a major part of the thoroughbred industry. At such auctions thoroughbred horsemen sell and buy broodmares, broodmare prospects, weanlings, yearling, and two-year-olds in training. Key elements such as pedigree, conformation, popularity of a sire, determine to a great extent the prices that individual horses bring. There are well known auctions where the best horses are usually sold and where people from around the world come to shop. The best known sales are held in Lexington, KY (Keeneland Sept. yearling sale,the November broodmare sale and the April 2 year olds sale), Fasig-Tipton yearling sales in July held at Saratoga, NY; The Fasig-Tipton 2 year olds sale at Calder Race track in Miami in February; The Ocala Breeders' Sales Co. February Calder Sale in Miami, FL and the March select sale of 2 year olds in Ocala, FL. There are many people in the industry who buy horses at one sale and resell them at another sale; they are referred to as "pinhookers".
Sometimes these sales bring totally unexpected results, such as was the case with The Green Monkey, whose $16 million price tag was not only the highest price ever brought for a two year old in training, but was not typical as to what the horse should have sold for. As in any auction, prices are the results of what someone is willing to pay for an item, and the horse racing industry is no different. Thus people with dreams for owning the "big" horse may grossly overspend at these auctions, but such overspending greatly benefits the sellers.

Male horses also present earning opportunities as studs if they can win substantial races during their career. Substantial races are defined as Graded Stakes Races, Breeders' Cup races and Triple Crown races. According to the industry bible, The Blood-Horse Stallion Register, there are currently twenty-eight sires that charge $100,000 or more as stud fee, and usually cover around 100 mares each year. Currently the highest priced active sire is Storm Cat whose fee is $500,000 per mare, translating into an income in excess of $50 million per year for the owners of said horse. On the lower side of the spectrum, there are currently twelve sires whose fees are $25,000, fourteen sires whose fees are $30,000, four sires whose fees are $35,000, ten sires whose fees are $40,000, eight sires whose fees are $50,000, three sires whose fees are $60,000, one sire whose fee is $75,000 and one sire whose fee is $80,000. Complete information on current stallions can be found at wwww.stallionregister.com. We do not own any horses that are currently in stud service.

Other opportunities exist also in most states for breeders of thoroughbred horses. As an example, in Florida a breeder will get 15% of the gross purse from any track located in Florida. Up until March 18 of this year we owned a horse named Hip Hip Hurrah when the horse was sold from us for $16,000 at Gulfstream Park in Florida. If and when this horse wins another race, we will receive 15% of the purse even though we no longer own the horse. Thus a breeder, even if he no longer owns the horse, retains income potential without having any expenses.

Our mission and hope is that from the new two-year olds that start their racing career with us, some will turn out to become race horses with significant earnings and that they will have residual value after their racing careers are over either as sires or as broodmares.

We utilize several different public trainers for our horses. A public trainer is defined as a trainer who trains for several different owners, as opposed to a private trainer who trains only for a particular owner. The great majority of trainers at race tracks are public trainers. Accordingly the dependence on any one particular trainer is not critical in the operations of our business. When looking for a trainer, we prefer high percentage winning trainers, and trainers that are well known and well respected at the various tracks they race. During the past 12 months we have utilized Kathleen O'Connell in Florida, John Locke in Texas and Jeff Radosevich in Ohio and West Virginia as trainers for our horses. There are no contractual obligations involved with hiring a trainer. They can be hired and replaced at will. Different trainers charge different training fees usually based upon their geographic locations. It usually costs more to utilize a trainer in New York and California then any other state. Trainers are paid fixed amount per day per horse, plus 10% of the owner's share of purses received if a horse finishes first, second or third in a race. Kathleen O'Connell charges $60 per day per horse, John Locke $40 per day per horse and Jeff Radosevich $35 per day per horse. Trainers barely brake even on the per diem charges, and their source of true income is from the 10% they receive from the purses.

The initial boarding and training of young horses is critical to a successful operation. The way the babies are handled, broken in, and trained before going to a race track is probably one of the most important aspects of their development. All of our young horses reside at CloverLeaf Farms II in Reddick, Florida, a 1,000 acre training facility. We pay their standard various daily charges for boarding and/or training etc. of all of our horses. There are no contracts involving the boarding of horses and we may keep them there as long as we wish or move them to any other facility of our choosing. We chose CloverLeaf Farms II because we believe they an outstanding first class facility located in the northwest area of Ocala/Marion County's Thoroughbred country known for its rolling fertile pastures which are some of the most fertile in the area. As part of their 1000 acre facility they have three training barns with covered walkers between the barns. There is a five-furlong dirt track and a mile and a half long turf gallop through a wooded area. Horses in training at CloverLeaf Farms are given the time they need to develop into racehorses. They are patiently and expertly prepared for racing careers, including receiving intensive gate work and leave the farm ready to embark on racing careers. Only after they finish their training at Cloverleaf are the horses sent to various trainers at various tracks. CloverLeaf also provides complete broodmare care from breeding to foaling. CloverLeaf sold the highest priced mare in the world at public auction in 2004.

Thoroughbreds has no employees. Wherever our horses are located, they are taken care of by third parties. We manage our business from Texas by constant contact with our trainers and we make all major decisions such as which horses to run in which races in coordination with our trainers. We can watch all of our horses when they run at various race tracks either on satellite TV or through the Internet. When it comes to purchasing horses at various horse sales, our management team led by Pam Halter, Kevin B. Halter makes all the selections after lengthy physical evaluation of all the horses we are interested in at a particular sale. This takes several days prior to the sale and strenuous work on the part of the team. For example, at the OBS sale in March where we purchased 3 two year old horses for $212,000, we physically examined 59 horses through a period of three days.

The success of our operations and the continuation of our business does not solely depend on our horses winning on the race track. Even though generating purse revenues is important, we expect to generate revenues from purchasing and selling race horses and also participate in "pinhooking" operations. "Pinhooking" is described as the buying and selling of race horses at various auctions and reselling them at various other auctions. For example, horses can be bought as weanling and sold as yearlings, or bought as yearlings and sold as two year olds.

Halter's Involvement in Other Companies. Kevin B. Halter and his son, Kevin Halter, Jr. are principals of Halter Capital Corporation ("HCC"). For twenty years HCC has been in the business of buying and selling companies. One of its business strategies has been to form or acquire small publicly held companies having nominal, or in some cases, no business operations, in order to combine these "public shells" with an operating company. These "reverse merger" transactions permit a privately held operating company to become publicly traded without the expense and time required in a transactional initial public offering. Therefore, companies have been acquired having a stated business plan, but which later terminated their original business to take on the business of the larger, acquired company.

HCC and the management of this Company have no intention of causing Millennia, Inc. to participate in any reverse merger Transaction or to change its core business plan. HCC has controlled Millennia, Inc. since September 2002. Kevin B. Halter and Pam Halter have been involved in the thoroughbred horse breeding and racing business for 26 and 36 years respectively and they intend to focus on the horse racing operations through Millennia, Inc.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Thoroughbreds, Inc., our wholly owned subsidiary, is the only operations of the Company. Thoroughbreds, operations are very capital intensive at this stage of business development, as it is in the process of acquiring and maintaining its initial stable of horses. Consequently, a substantial portion of the cash needed to acquire the horses and maintain the racing activity was generated from advances from Pam Halter totaling $421,154 and $560,895 in 2004 and 2005, respectively. In 2004 the Company had no revenue and Thoroughbreds generated $84,602 of revenue. In that year, combined expenses totaled $502,139 all of which except, $24,418 of administrative expenses, was generated by Thoroughbreds in its operations. In 2005, purse revenue of $230,988 was generated by Thoroughbreds. In that same year, total expenses amounted to $836,273 relating primarily to Thoroughbreds. Of that total, the Company incurred $46,418 of general and administrative expenses. In 2004 and 2005, Thoroughbreds acquired livestock in the amount of $318,647 and $258,700, respectively. In those two years, the sale of livestock generated $154,119 of cash.

Since our purchase of Thoroughbreds, affiliates of the Company have continued and will continue to make necessary advances to ensure continued viable operations. Past financial needs were always promptly funded when needed. The Company's management has indicated that it intends to continue funding the Company's needs so it can implement its business plan on an as needed basis. Accordingly we can satisfy our cash requirements at least for the next 24 months from funds loaned to the Company by its management.

Our plan of operation for the next 24 months will rely on the potential success and purse revenue of our young horses that will make their racing debuts. Additionally, we will rely also on the potential profits that purchasing yearlings at the Keeneland September sale and reselling them six months later in various sales in Florida. Those horses that we do not sell will constitute our racing stock for the next year.

We intend to follow this format in 2007 also; namely, to have around 10 new two year olds that will commence their training in Florida, then in mid May ship them to Lone Star Park in Texas and then disperse them to various trainers in various parts of the United States.

In September 2006, we intend to purchase yearlings at the Keeneland Sale in Lexington, Kentucky. The horses purchased will be shipped to CloverLeaf Farms in Florida and immediately will begin their training. We will have the option to possibly resell those horses for a profit that seem to have early potential in any of the Florida sales in February, March or April. We will make that determination at year-end.

It is anticipated that the new horses that start their careers as two year olds will contribute to the cash flows of the Company and simultaneously increase in value. We are dependent on short-term and long-term liquidity by the purse revenues generated by our horses and/or advances received from affiliates of the Company.

Following the effectiveness of this Registration Statement, we will become a reporting company and our general and administrative expenses related to public company reporting and governance will approximate $18,000 per year.

The Company has no off-balance sheet arrangements.

Item 3.  Description of Property.

The Company shares office space furnished to it at no cost from its principal shareholder., Halter Capital Corporation. Management considers the Company's current office space arrangement adequate. Our offices are located at 2591 Dallas Parkway, Suite 102, Frisco, TX 75034.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following information table sets forth certain information regarding the Company's common stock ownership as of May 19, 2006 by (1) any person (including any group) who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group. On such date there were 779,279 shares issued and outstanding.

Name and Address                                  Shares Owned        Percentage
----------------                                  ------------        ----------

Halter Capital Corporation                          666,065              85.5
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

Kevin B. Halter                                     669,071              85.9
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

Kevin Halter, Jr.                                   713,180              91.5
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

Pam J. Halter                                             0                 0
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

All officers and directors                          716,186              91.9
As a group, including
Affiliates (3) persons

Kevin B. Halter and Kevin Halter Jr. each own 50% of Halter Capital Corporation, and all shares owned by Halter Capital Corporation are included in their totals. Kevin Halter Jr. is the adult son of Kevin B. Halter. Pam J. Halter is the wife of Kevin B. Halter.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are listed below with information about their respective backgrounds. Directors are elected at each annual meeting of stockholders and hold office until the following annual meeting.

Name                        Age                           Position
----                        ---                           --------

Kevin B. Halter              70       Chairman, President, CEO, CFO & Director
Kevin Halter, Jr.            45       Vice President & Director
Pam J. Halter                51       Secretary, CFO & Director

Kevin B. Halter has served as President, Chief Executive Officer and Chairman of the Board of the Company since 1994. He has also been the Chief Financial Officer of the Company since 1998. He has been President of Halter Capital Corporation, a financial consulting and investment firm since 1987. From August 4, 1998 until February 27, 2004 he was President and Director of Millennia Tea Masters, Inc., now known as VoIP, Inc. From February 21, 2006 until April 14, 2006 he was a Director of Rub A Dub Soap, Inc. Mr. Halter has been involved in the Thoroughbred racing industry for over 26 years as an owner and breeder of thoroughbred horses. His expertise is in evaluating horses pedigrees at auctions, and also the selection of horses to claim (purchase) from various races at various race tracks.

Kevin B. Halter, Jr. has served as Vice President and Director since 1994. From 1998 until February 2005 he has also been the Secretary of the Corporation. Since 1987, he has been President of Securities Transfer Corporation, an SEC registered stock transfer company. He has been a vice president and director of Halter Capital Corporation since 1987. From August 4, 1998 until February 27, 2004 he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as VoIP, Inc. From January 31, 2005 until March 2005 he was President and a Director of Meditech, Inc., now known as Deli Solar (USA) Inc. From March 30, 2005 until January 30, 2006 he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc. From October 18, 2005 until December 7, 2005, he was President and a Director of General Devices, Inc. On February 21, 2006, he became President and a Director of Rub A Dub Soap, Inc.

Pam J. Halter has served as Secretary and Director of the Company since February 2005. Since 2000 she has been the President, CEO and a director of Thoroughbreds, Inc. She has been involved in various facets of horse racing since the age of sixteen, culminating with her successful record as a trainer, and after retirement as an owner of thoroughbred horses. From March 2000 until March 2003, Ms. Halter was President, CEO and a director of Doblique, Inc., a company engaged in the thoroughbred racing business. In February 2006 she became Secretary and a director of Rub a Dub Soap Company, Inc. From October 18, 2005 until December 7, 2005 she was a Director and Secretary-Treasurer of General Devices, Inc. From January 30, 2005 until January 30, 2006 she was a Director and Secretary-Treasurer of Strong Technical, Inc., now known as Zhongpin, Inc. Ms. Halter has been involved in the thoroughbred racing industry for over 36 years as owner, trainer, breeder and other functions. Her expertise lies in the conformation and body language of horses, an important consideration when purchasing horses at auctions or claiming (purchasing) horses at race tracks.

General Devices, Inc., Strong Technical, Inc., Meditech, Inc. and Rub A Dub Soap, Inc. were all publicly traded shell companies, whose control was acquired by Halter Capital Corporation for the purpose of combining with an operating business without the need to do a traditional initial public offering.

Kevin Halter, Jr. is the son of Kevin B. Halter; Pam J. Halter is the wife of Kevin B. Halter.

None of the officers and directors has been involved during the past five years in any bankruptcy proceeding or criminal proceedings, or subject to any order, judgment or decree enjoining them from participation in any type of business, or found to have violated any federal or state securities or commodities law.

Kevin B. Halter and Pam J. Halter will each spend approximately 50% of their time working on the affairs of the company. Kevin Halter Jr. will not be employed.

Item 6.  Executive Compensation.

Neither The Company nor its subsidiary pay any compensation to its officers and directors and have not paid compensation in any amount or of any kind to its executive officers or directors for the years ended 2004 and 2005. There are no stock options or other derivative securities outstanding.

Item 7.  Certain Relationships and Related Transactions.

In January 2005, the Company purchased 100% of the outstanding shares of Thoroughbreds, Inc in exchange for $400,000 evidenced by a promissory note payable to Pam J. Halter as the seller. Such note is still outstanding.

The following is a schedule of all of the funds advanced by Pam J. Halter to Thoroughbreds through December 31, 2005:

                                 2002         2003         2004          2005
                              ----------   ----------   ----------    ----------

January                       $     --           --         40,000        25,000
February                            --          2,000        5,000        15,000
March                               --          5,500         --          45,000
April                               --         99,100       35,472        55,000
May                                 --          3,000      115,000        30,000
June                                --         10,100       80,000        38,000
July                                --          3,002        7,500        25,000

                                 2002         2003         2004          2005
                              ----------   ----------   ----------    ----------
August                              --         11,000       10,000         3,000
September                           --         42,000       25,000       225,000
October                             --          7,700       60,000        60,000
November                             100         --        (19,161)       39,895
December                           2,500      129,100       62,343          --
                              ----------   ----------   ----------    ----------

        Total                 $    2,600      312,502       21,154       560,895
                              ==========   ==========   ==========    ==========

        Cumulative advances   $    2,600      315,102      736,256    1 ,297,151
                              ==========   ==========   ==========    ==========

Through the year ended December 31, 2004 the advances made to the Company were non-interest bearing and due on demand. Accordingly, no interest expense was accrued on the advances through that date.

Pursuant to a certain promissory note executed on December 31, 2004, total advances to the Company are limited to $2,000,000. In addition, commencing January 1, 2005 the balance of advances due at that date as well as all subsequent advances bear interest at 6%. At December 31, 2005, the Company has accrued $57,575 in interest associated with the advances and recognized the corresponding interest expense in the 2005 consolidated statement of operations.

We have no independent directors and therefore have no procedures in effect for reviewing and pre-approving any transactions between the Company, our directors, officers and other affiliates. Management will use its best diligence to ensure that all transactions are on terms at least as favorable to the Company as we would expect to negotiate with unrelated third parties. All related party transactions in which we have already participated were on terms at least as favorable to our Company as we would have expected to negotiate with unrelated third parties.

Item 8.  Description of Securities

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $0.001 per share, and 50,000,000 shares of preferred stock with a par value of $0.001 per share.

The holders of common stock (1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and
(3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no outstanding preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders"), when voting for the election of directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to be issued from the total shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidation rights and preferences of the Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights.

Anti-Takeover Provisions.
-------------------------

The Company's Articles of Incorporation and Bylaws do not contain any special provisions designed to make an unwanted change of control more difficult. The Nevada corporate statutes contain two provisions that may serve to inhibit an unwanted takeover attempt:

Control Share Statute
---------------------

Sections 78.378 - 78.3793 of the Nevada statutes constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of common stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the common stock, or at least 33.3% but less than a majority of the common stock, or a majority or more of the common stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the common stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the Company under certain circumstances. The Company does not believe the foregoing provisions of the Nevada statutes are presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.

Business Combination Statute
----------------------------

Sections 78.411 - 78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving a corporation and a person that beneficially owns 10% or more of the common stock of that company (an "Interested Stockholder") (A) within five years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the corporation's board of directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (B) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the common stock not owned by the Interested Stockholder and its affiliates and associates; or (C) unless the holders of common stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of common stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of common stock acquired at a time when he owned 5% or more of the outstanding shares of common stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (A) any merger or consolidation of a corporation or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (B) the sale, lease or other disposition by a corporation to an Interested Stockholder or an affiliate or associate of assets of that corporation representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (C) the issuance by a corporation of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of that corporation; (D) the adoption of any plan to liquidate or dissolve a corporation proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (E) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (F) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411-78.444 of the Nevada statutes are presently applicable to the Company.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Until 1998 the Company's common stock was listed on the American Stock Exchange. Currently the Company's common stock is quoted in the Pink Sheets under the symbol "MENA".

In 1998, the Company had less than 300 shareholders of record and filed a Form 15 with the SEC allowing it to become a non-reporting company. The expenses involved for a reporting company without any operations were such that our Board of Directors felt it advisable to become a non-reporting company as permitted by the rules of the SEC.

The following is the range of high and low bid of the Company's common stock quoted in the Pink Sheets. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

                              2004                 2005                 2006
                              ----                 ----                 ----
First Quarter             .52 - 1.8.5            .60 - 7.55          2.35 - 5.80
Second Quarter            .52 - 1.8.5           5.25 - 9.85          2.05 - 2.35
Third Quarter             .55 -  5.00           5.75 - 5.95
Fourth Quarter            .60 -  5.00           5.75 - 8.90

As of July 5, 2006, the approximate number of shareholders of record or our common stock is 229.

Item 2.  Legal Proceedings.

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 3.  Changes in and Disagreement with Accountants.

None

Item 4.  Recent Sales of Unregistered Securities.

None

Item 5.  Indemnification of Directors and Officers.

Article XI of the Company's Restated Articles of Incorporation limits the liability of the Company's directors. It provides that no director of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director, except for liability for any breach of the duty of loyalty, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or for any transaction from which he derived an improper personal benefit.

In addition, Section 7.8 of the Company's Bylaws provides that the Company shall, to the maximum extent permitted by law, indemnify each officer and director against expenses, judgments, fines, settlements and other amount actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person in connection with any proceeding arising by reason of the fact that such person has served as an officer, agent or director of the Company, and may so indemnify any person in connection with any proceeding arising by reason of the fact that such person has served as an officer or director of the Company.

         Section 78.138(7) of the Nevada Revised Statutes (the "NRS") provides, with limited exceptions, that:

         a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

         (a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

         (b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

         Section 78.7502 of the NRS permits the Company to indemnify its directors and officers as follows:

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action suit or proceeding if he:

         (a)      Is not liable pursuant to NRS 78.138; or

         (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS
78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

         (a)      Is not liable pursuant to NRS 78.138; or

         (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

         Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         In addition, Section 78.751 of the NRS permits the Company to indemnify its directors and officers as follows:

         1. Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

         (a)      By the stockholders;

         (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

         (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

         (d)      If a quorum  consisting  of directors  who were not parties to
                  the  action,  suit  or  proceeding  cannot  be  obtained,   by
                  independent legal counsel in a written opinion.

         2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS
                  78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

         (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

                         TSCHOPP, WHITCOMB & ORR, P.A.
                     2600 Maitland Center Parkway, Suite 330
                             Maitland, Florida 32751


             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Board of Directors and Stockholders
Millennia, Inc. and Thoroughbreds, Inc.

We have audited the accompanying consolidated balance sheet of Millennia, Inc. as of December 31, 2005, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. We have also audited the accompanying combined balance sheet of Millennia, Inc. and Thoroughbreds, Inc. as of December 31, 2004 and the related combined statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Millennia, Inc. and the combined financial statements of Millennia, Inc. and Thoroughbreds, Inc. as of December 31, 2005 and 2004, respectively, referred to above, present fairly, in all material respects, the financial position of Millennia, Inc. (consolidated) and Millennia, Inc. and Thoroughbreds, Inc. (combined) and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, respectively, in conformity with accounting principles generally accepted in the United States of America.


/s/ Tschopp, Whitcomb & Orr, P.A.



April 21, 2006
Maitland, Florida

                                 MILLENNIA, INC.

                           Consolidated Balance Sheet

                                December 31, 2005

                                     Assets
                                     ------


Current asset:
       Cash                                                         $   157,101

Livestock, net (note 6)                                                 285,147
                                                                    -----------

               Total assets                                         $   442,248
                                                                    ===========

                      Liabilities and Stockholders' Deficit
                      -------------------------------------

Current liabilities:
       Accounts payable and accrued expenses                        $   431,286
       Accrued interest - related party (notes 4 and 5)                  79,575
                                                                    -----------

               Total current liabilities                                510,861

Note payable to related party (note 4)                                  400,000
Due to related party (note 5)                                         1,297,151
                                                                    -----------

               Total liabilities                                      2,208,012
                                                                    -----------

Stockholders' deficit:
       Preferred stock - $0.001 par value
           50,000,000 shares authorized; no
           shares issued and outstanding                                   --
       Common stock - $0.001 par value
           50,000,000 shares authorized
           779,279 shares issued and outstanding                            779
       Additional paid-in capital                                     6,025,900
       Accumulated deficit                                           (7,792,443)
                                                                    -----------

               Total stockholders' deficit                           (1,765,764)
                                                                    -----------

Total liabilities and stockholders' deficit                         $   442,248
                                                                    ===========


See accompanying notes to consolidated financial statements.

                                 MILLENNIA, INC.

                      Consolidated Statement of Operations

                          Year ended December 31, 2005




Revenues:
     Purses                                                         $   230,988
                                                                    -----------

Costs and expenses:
     Livestock expenses                                                 501,791
     General and administrative                                          85,777
     Depreciation                                                       105,777
     Loss on sale of livestock                                           62,701
     Interest - related party (notes 4 and 5)                            80,227
                                                                    -----------

               Total expenses                                           836,273
                                                                    -----------

               Loss before provision for income taxes                  (605,285)

Provision for income taxes (note 7)                                        --
                                                                    -----------

               Net loss                                                (605,285)
                                                                    ===========


Basic and diluted loss per share                                    $     (0.78)
                                                                    ===========

Weighted average number of shares
     outstanding - basic and diluted                                    779,279
                                                                    ===========











See accompanying notes to consolidated financial statements.


                                 MILLENNIA, INC.

                 Consolidated Statement of Stockholders' Deficit

                          Year ended December 31, 2005


                                             Common Stock
                                         Millennia, Inc. and            Common Stock
                                         Thoroughbreds, Inc.           Millennia, Inc.
                                      ------------------------    -----------------------   Additional
                                       Number of                   Number of                 Paid-In       Accumulated
                                        Shares       Par Value      Shares      Par Value    Capital        Deficit        Total
                                      ----------    ----------    ----------   ----------   ----------    -----------    ----------
Balances at
  December 31, 2004 - combined         4,000,000    $    4,000       779,279          779    6,808,325     (7,604,941)     (791,837)

Effect of the purchase of
  Thoroughbreds, Inc. (note 1)        (4,000,000)       (4,000)         --           --       (782,425)       417,783      (368,642)
                                      ----------    ----------    ----------   ----------   ----------    -----------    ----------

Balances after purchase and as
  of January 1, 2005 - consolidated        --            --         779,279          779    6,025,900    ( 7,187,158)   (1,160,479)

Net loss - consolidated                     --            --            --           --           --         (605,285)     (605,285)
                                      ----------    ----------    ----------   ----------   ----------    -----------    ----------
Balances at December 31, 2005 -
  consolidated                              --      $     --         779,279          779    6,025,900     (7,792,443)   (1,765,764)
                                      ==========    ==========    ==========   ==========   ==========    ===========    ==========
















See accompanying notes to consolidated financial statements.


                                 MILLENNIA, INC.

                      Consolidated Statement of Cash Flows

                          Year ended December 31, 2005



Cash flows from operating activities:
    Net loss                                                                      $  (605,285)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
          Depreciation                                                                105,777
          Loss on sale of livestock                                                    94,059
    Changes in operating assets and liabilities, net
       of assets and liabilities acquired:
       Accounts payable and accrued expenses                                           31,306
       Accrued interest - related party                                                79,575
                                                                                  -----------

              Net cash used in operating activities                                  (294,568)
                                                                                  -----------

Cash flows from investing activities:
    Purchase of livestock                                                            (258,700)
    Proceeds from sale of livestock                                                   112,119
                                                                                  -----------

              Net cash used in investing activities                                  (146,581)
                                                                                  -----------

Cash flows from financing activities:
    Funds advanced from related party                                                 560,895
                                                                                  -----------

              Net cash provided by financing activities                               560,895
                                                                                  -----------

              Net increase in cash                                                    119,746

Cash at beginning of period                                                            37,355
                                                                                  -----------

Cash at end of period                                                             $   157,101
                                                                                  ===========

Supplemental disclosures of cash flow information:
    Cash paid for interest                                                        $      --
                                                                                  ===========

    Cash paid for income taxes                                                    $      --
                                                                                  ===========

Supplemental schedule of non-cash financing activities:
    Issuance of note payable for acquisition of Thoroughbreds, Inc.               $   400,000
                                                                                  ===========

Supplemental schedule of non-cash investing activities:
    Net effect of adjustments to equity necessary to convert combined financial statements to consolidated financial statements due to acquisition of
       Thoroughbreds, Inc. by Millennia, Inc. effective January 1, 2005           $   413,783
                                                                                  ===========

See accompanying notes to consolidated financial statements.

                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

                        Combined Statement of Operations

                          Year ended December 31, 2004




Revenues:
     Purses                                                        $     84,602
                                                                   ------------

Expenses:
     Livestock expenses                                                 292,632
     General and administrative                                          66,644
     Depreciation                                                        90,416
     Loss on sale of livestock                                           52,447
                                                                   ------------

               Total expenses                                           502,139
                                                                   ------------

               Loss before provision for income taxes                  (417,537)

Provision for income taxes (note 7)                                        --
                                                                   ------------

               Net loss                                                (417,537)
                                                                   ============


Basic and diluted loss per share                                   $      (0.54)
                                                                   ============

Weighted average number of shares
     outstanding - basic and diluted                                    779,279
                                                                   ============











See accompanying notes to consolidated financial statements.


                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

                   Combined Statement of Stockholders' Deficit

                          Year ended December 31, 2004


                                                Common Stock
                                            Millennia, Inc. and         Common Stock
                                            Thoroughbreds, Inc.        Millennia, Inc.
                                         -----------------------  ------------------------   Additional
                                          Number of                 Number of                 Paid-In      Accumulated
                                           Shares      Par Value     Shares      Par Value    Capital        Deficit       Total
                                         ----------   ----------   ----------   ----------   ----------    -----------   ----------
Balances at December 31, 2003
   as previously reported - combined      4,000,000   $    4,000       22,756           23    6,809,081     (7,187,404)    (374,300)

Effect of exchange of shares of
   Millennia, Inc. (Delaware) for shares
   Millennia, Inc. (Nevada) as of
   February 23, 2005 (note 1)                  --           --        756,523          756         (756)          --           --
                                         ----------   ----------   ----------   ----------   ----------    -----------   ----------

Balances as restated at
   December 31, 2003 - combined           4,000,000        4,000      779,279          779    6,808,325     (7,187,404)    (374,300)

Net loss - combined                            --           --           --           --           --         (417,537)    (417,537)
                                         ----------   ----------   ----------   ----------   ----------    -----------   ----------

Balances at
  December 31, 2004 -
  combined                                4,000,000   $    4,000      779,279          779    6,808,325     (7,604,941)    (791,837)
                                         ==========   ==========   ==========   ==========   ==========    ===========   ==========










See accompanying notes to consolidated financial statements.

                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

                        Combined Statement of Cash Flows

                          Year ended December 31, 2004




Cash flows from operating activities:
    Net loss                                                       $   (417,537)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
          Depreciation                                                   90,416
          Loss on sale of livestock                                      52,447
    Changes in operating assets and liabilities, net
       of assets and liabilities acquired:
       Accounts payable and accrued expenses                             46,314
                                                                   ------------

              Net cash used in operating activities                    (228,360)
                                                                   ------------

Cash flows from investing activities:
    Purchase of livestock                                              (318,547)
    Proceeds from sale of livestock                                      42,000
                                                                   ------------

              Net cash used in investing activities                    (276,547)
                                                                   ------------

Cash flows from financing activities:
    Funds advanced from related party                                   421,154
                                                                   ------------

              Net cash provided by financing activities                 421,154
                                                                   ------------

              Net increase in cash                                      (83,753)

Cash at beginning of period                                             121,108
                                                                   ------------

Cash at end of period                                              $     37,355
                                                                   ============

Supplemental disclosures of cash flow information:
    Cash paid for interest                                         $       --
                                                                   ============
    Cash paid for income taxes                                     $       --
                                                                   ============









See accompanying notes to consolidated financial statements.

                               MILLENNIA, INC. AND
                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

             Notes to Consolidated and Combined Financial Statements

                           December 31, 2005 and 2004


(1)  Organization and Description of Business
     ----------------------------------------

     Millennia, Inc. (Millennia Delaware) was originally formed as a Delaware corporation which subsequently owned several subsidiaries that were involved in a variety of business ventures through 1999. Since that time, however, Millennia Delaware has been an inactive corporate entity.

     On February 23, 2005,  pursuant to a certain  merger  agreement,  Millennia
     Delaware merged into Millennia, Inc., a corporate entity organized and formed under the laws of the state of Nevada. Prior to the merger the Nevada corporation did not have any operations and was formed solely for the purpose of perpetuating the interest of the Millennia Delaware as a Nevada corporation. As such, all of the stockholders of Millennia Delaware retained an equal interest in the common stock of the Nevada corporation. In accordance with the provisions of the merger agreement, the Nevada corporation was designated as the surviving entity and is hereinafter referred to as Millennia, Inc. (Millennia). The effect of the merger and exchange of shares has been given retroactive effect in the accompanying consolidated financial statements.

     On January 31, 2005 Millennia entered into a stock purchase agreement (Agreement) with the sole stockholder of Thoroughbreds, Inc., a Nevada corporation (Thoroughbreds). Under terms of the Agreement, Millennia purchased 100% of the issued and outstanding capital stock of Thoroughbreds for a total consideration of $400,000 evidenced by a promissory note issued to the seller. Accordingly, Thoroughbreds became a wholly owned subsidiary of Millennia. Millennia and Thoroughbreds are considered to be entities under common control. Therefore, the net assets of Thoroughbreds on date of the merger were recorded at their carrying value (predecessor basis) in the accompanying 2005 consolidated balance sheet and the 2004 combined balance sheet and the results of its operations from January 1, 2005 through December 31, 2005 has been included in the accompanying consolidated statement of operations and the results of its operations from January 1, 2004 through December 31, 2004 have been included in the accompanying combined statement of operations.

     Thoroughbreds, Inc. was incorporated on March 27, 2000 under the laws of the State of Nevada and was formed for the purpose of buying and selling thoroughbred race horses of every age from broodmares, weanlings, yearlings and racing age horses. However, in 2004, Thoroughbreds changed its primary business purpose from buying and selling thoroughbreds to buying, training, racing and breeding thoroughbred horses.


                                                                     (Continued)

                               MILLENNIA, INC. AND
                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

             Notes to Consolidated and Combined Financial Statements


(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Principles of Consolidation
          ---------------------------

         The accompanying consolidated and combined financial statements included the accounts of Millennia, Inc. and its wholly owned subsidiary, Thoroughbreds, Inc. (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated in consolidation and combination.

     (b)  Use of Estimates
           ----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents
          -------------------------

          For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including and on deposit with brokerage houses, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

     (d)  Revenue Recognition
          -------------------

          The Company recognizes revenue upon final settlement of sales transactions of its livestock which generally occurs at livestock auctions and claim races. The revenue and costs of revenue from the sale of livestock is recognized on a specific identification basis. Revenue from racing activities is recognized at the conclusion of the racing event.

     (e)  Depreciation
          ------------

          Depreciation of livestock is computed on the straight-line method over their estimated breeding or racing lives, which range from three to five years.


                                                                     (Continued)

                               MILLENNIA, INC. AND
                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

             Notes to Consolidated and Combined Financial Statements


(2)  Summary of Significant Accounting Policies - (Continued)
     --------------------------------------------------------

     (f) Financial Instruments Fair Value, Concentration of Business and Credit Risk
          ----------------------------------------------------------------------

          The carrying amount reported in the consolidated and combined balance sheets for cash, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying consolidated and combined balance sheets for note payable and amounts due to related parties approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics.

     (g)  Organization Costs
          ------------------

          In accordance with AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", the Company has charged all expenses associated with the incorporation, organization and initial capitalization of the Company to operations as incurred.

     (h)  Research and Development Expenses
          ---------------------------------

          Research and development expenses are charged to operations as incurred.

     (i)  Advertising Expenses
          --------------------

          Advertising and marketing expenses are charged to operations as incurred.

     (j)  Asset Impairment
          ----------------

          The recoverability of intangible assets and other long-lived assets is assessed periodically or whenever adverse events or changes in circumstances or business climate indicate that the expected cash flows previously anticipated warrant a reassessment. When such reassessments indicate the potential of impairment, all business factors are considered and, if the carrying value of such intangible assets and other long-lived assets is not likely to be recovered from future undiscounted operating cash flows, they will be written down for financial reporting purposes.


                                                                     (Continued)

                               MILLENNIA, INC. AND
                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

             Notes to Consolidated and Combined Financial Statements


(2)  Summary of Significant Accounting Policies - (Continued)
     --------------------------------------------------------

     (k)  Income Taxes
          ------------

          The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recorded based on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes using enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the sum of the tax currently payable and the change in deferred tax assets and liabilities during the period. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     (l)  Earnings or Loss per Common Share
          ---------------------------------

          Basic and diluted loss per common share have been computed based upon the weighted average number of common shares outstanding during the period presented. At December 31, 2005 and 2004 there were no common stock equivalents outstanding.

(3)  Purchase of Thoroughbreds, Inc.
     -------------------------------

     On January 31, 2005, Millennia entered into a stock purchase agreement to acquire 100% of the outstanding stock of Thoroughbreds, Inc. for a total consideration of $400,000 evidenced by a promissory note issued to the seller. Since Millennia and Thoroughbreds are considered entities under common control, the net assets have been recorded at their carrying value (predecessor basis) in the accompanying 2005 and 2004 financial statements. The operations of Thoroughbreds has been included in the accompanying 2005 consolidated statement of operations for the period from January 1, 2005 through December 31, 2005 and the accompanying 2004 combined statement of operations for the period January 1, 2004 through December 31, 2004.

(4)  Note Payable
     ------------

     In connection with the acquisition of  Thoroughbreds,  Inc. as discussed in
     Note 3 above, Millennia issued a note in the amount of $400,000. The note bears interest at 6% and is due on demand after March 31, 2007. Interest expense associated with the note amounting to $22,000 has been accrued in the accompanying consolidated balance sheet and correspondingly included in the accompanying consolidated statement of operations. The note was issued to the former sole stockholder of Thoroughbreds who is the wife of the principal stockholder and officer of Millennia.

                               MILLENNIA, INC. AND
                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

             Notes to Consolidated and Combined Financial Statements


(5)  Due To Related Party
     --------------------

     The former stockholder of Thoroughbreds has periodically advanced and received repayment of funds loaned to the Company to support operations, settle outstanding trade accounts payable and provide working capital. The net advances are repayable upon demand after March 31, 2007.

     The advances received by the Company through December 31, 2005 are included in the following schedule:

                                 2002         2003          2004         2005
                              ----------   ----------    ----------   ----------

        January               $     --           --          40,000       25,000
        February                    --          2,000         5,000       15,000
        March                       --          5,500          --         45,000
        April                       --         99,100        35,472       55,000
        May                         --          3,000       115,000       30,000
        June                        --         10,100        80,000       38,000
        July                        --          3,002         7,500       25,000
        August                      --         11,000        10,000        3,000
        September                   --         42,000        25,000      225,000
        October                     --          7,700        60,000       60,000
        November                     100         --         (19,161)      39,895
        December                   2,500      129,100        62,343         --
                              ----------   ----------    ----------   ----------

             Total            $    2,600      312,502       421,154      560,895
                              ==========   ==========    ==========   ==========

        Cumulative advances   $    2,600      315,102       736,256   1 ,297,151
                              ==========   ==========    ==========   ==========

     Through the year ended December 31, 2004 the advances made to the Company were non-interest bearing and due on demand. Accordingly, no interest expense was accrued on the advances through that date.

     Pursuant to a certain promissory note executed on December 31, 2004, total advances to the Company are limited to $2,000,000. In addition, commencing January 1, 2005 the balance of advances due at that date as well as all subsequent advances bear interest at 6%. At December 31, 2005, the Company has accrued $57,575 in interest associated with the advances and recognized the corresponding interest expense in the 2005 consolidated statement of operations.


                               MILLENNIA, INC. AND
                     MILLENNIA, INC. AND THOROUGHBREDS, INC.

             Notes to Consolidated and Combined Financial Statements


(6)  Livestock
     ---------

     Livestock at December 31, 2005 and 2004 consists of the following:

                                                          2005          2004
                                                       ----------    ----------

           Horses                                      $  388,005       397,460
           Accumulated depreciation                      (102,858)      (90,416)
                                                       ----------    ----------

                                                       $  285,147       307,044
                                                       ==========    ==========

(7)  Income Taxes
     ------------

     As of December 31, 2005, the Company has a net operating loss carryforward of approximately $7,500,000 to offset future taxable income. Subject to current regulations, this carryforward will expire in varying amounts through 2025. Under Internal Revenue Code, certain stock transactions, including sales of stock and the granting of options to purchase stock, could limit the amount of net operating loss carryforwards that may be utilized on an annual basis to offset taxable income in future periods.

     The Company's income tax expense (benefit) for the year ended December 31, 2005 and 2004 differ from the statutory federal rates as follows:

                                                                  2005          2004
                                                               ----------    ----------
        Statutory rate applied to loss before income taxes     $ (190,000)     (150,000)
        Increase (decrease) in income taxes resulting from:
            Other, including reserve for deferred tax assets      190,000      (150,000)
                                                               ----------    ----------

                 Income tax expense (benefit)                  $     --            --
                                                               ==========    ==========

     Temporary   differences,   consisting   primarily  of  net  operating  loss
     carryforwards give rise to deferred tax assets at December 31, 2005 and 2004 as follows:

                                                         2005           2004
                                                     -----------    -----------

      Deferred tax assets
          Net operating loss carryforwards           $ 2,700,000      2,510,000
          Less valuation allowance                    (2,700,000)    (2,510,000)
                                                     -----------    -----------

               Net deferred tax asset                $      --             --
                                                     ===========    ===========

PART III

Item 1.  Index to Exhibits.

3.1*     Articles of Incorporation
3.2*     Bylaws
4.1*     Specimen Stock certificate
10.1*    Promissory Note dated December 31, 2004
10.2*    Pledge Agreement dated January 31, 2005




*Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 7, 2006

                                        Millennia, Inc.


                                        By: /s/ Kevin B. Halter
                                           -------------------------------------
                                           President and Chief Executive Officer
























                                       18